UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

AZUL S.A.

Publicly-held Company

CNPJ/MF nº 09.305.994/0001-29

NIRE 35.300.361.130

NOTICE TO THE MARKET

Azul S.A. (“Azul” or “Company”) (B3: AZUL4, NYSE: AZUL), pursuant to article 30, XXX, of CVM Instruction No. 480, as of December 7, 2009, as amended (“CVM Instruction 480”), hereby informs to the Company’s shareholders and to the market that the Company’s Board of Directors approved in a meeting held on April 16, 2018, the election of Mr. Henri Courpron as member of the Audit Committee, in replacement of Mr. José Mario Caprioli dos Santos. Mr. Courpron earned his degree in Computer Science from Ecole Nationale Supérieure d’Electrotechnique d’Electronique d’Informatique et d’Hydraulique (ENSEEIHT) in Toulouse, where he specialized in artificial intelligence. Currently, Henri is the Chairman and Co-Founder of Plane View Partners, a strategic advisory firm for aviation and aerospace management and investments.

The Audit Committee is composed by Sergio Eraldo de Salles Pinto, Gelson Pizzirani and Henri Courpron, in accordance with the guidelines provided for in the Company’s Bylaws, as well as the rules of the New York Stock Exchange Listed Company Manual, Rule 10A-3 under the Securities Exchange Act of 1934 and Sarbanes-Oxley Act of 2002.

The minutes of the meeting of the Board of Directors that approved the changes in the Audit Committee is filed at the Company’s headquarters and available on our Investor Relations website, (ri.voeazul.com.br), and also on the CVM website (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão website (www.b3.com.br) and the U.S. Securities and Exchange Commission – SEC website (www.sec.gov).

Azul S.A.

Alexandre Wagner Malfitani

Chief Financial Officer and Investor Relations Officer

AZUL S.A.

Publicly-held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 09.305.994/0001-29

Board of Trade (NIRE): 35.300.361.130

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 16, 2018

1. Date, time and place: April 16, 2018, at 5:00 p.m., at the headquarters of the Company, located at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8º andar, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, CEP 06460-040, in the city of Barueri, State of São Paulo.

2. Call Notice and Attendance: Call notice was given to all members of the Board of Directors, pursuant to Article 17 of the Bylaws, and the totality of the members of the Board of Directors attended the meeting , in person or remotely, and expressly voted through letter, facsimile or digitally certified e-mail, pursuant to Article 17, Paragraph 1, of the Bylaws.

3. Board: Chairman: David Gary Neeleman; Secretary: Joanna Camet Portella.

4. Agenda: To pass a resolution on: (A) the election of Mr. Henri Courpron as member of the Audit Committee, in replacement of Mr. José Mario Caprioli dos Santos; and (B) the increase of the capital stock of the Company, within the limits of its authorized capital, through the issuance of preferred shares resulting from the exercises of stock options of the Company from January to March, 2018, under the Stock Options Plan of Azul S.A. (“First Plan”); the Second Stock Options Plan of Azul S.A. (“Second Plan”) and the Third Stock Options Plan of Azul S.A. (“Third Plan”), as approved, respectively, by the General Shareholders’ Meetings held on December 11, 2009; July 30, 2014, and March 10, 2017, as amended.

5. Unanimous Resolutions: The meeting was installed and after discussing the matters of the agenda, the board members in attendance unanimously and without any restrictions decided to:

(A) elect Mr. Henri Courpron, French national, bearer of U.S. Passport No. 522251277, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF/MF) under No. 707.488.511-86, with address at 3581 Wasatch Ave, Los Angeles, California 90066, United States of America, as member of the Audit Committee, replacing Mr. José Mario Caprioli dos Santos, Brazilian citizen, married, entrepreneur, bearer of ID card (RG) No. 10.860.499-8 SSP-SP, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF/MF) under No. 182.107.798-93, with professional address in the city of Barueri, State of São Paulo, at Av. Marcos Penteado de Ulhôa Rodrigues, n.º 939, 9º andar, Edifício Jatobá, CEP 06460-040, pursuant to the resignation request submitted to the Board of Directors.

The member of the committee hereby elected represents that: (i) he is eligible and has not committed any crime set forth by law or regulation issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) preventing him from exercising his duties (accordingly, he is in compliance with all requirements set forth in Article 147 and relevant paragraphs of Law No. 6.404/76 (“Brazilian Corporate Law”), regulated by CVM Instruction No. 367/02); (ii) he is not disqualified pursuant to special law; he has not been convicted of bankruptcy crime, malfeasance, bribery or kickback, corruption, embezzlement, antitrust crime, crime against the Brazilian financial system, antitrust violation, trade restraint, forgery or violation of property; nor has he been convicted of criminal offense and sentenced to a penalty that prevents him from taking public office, even if temporarily, pursuant to paragraph 1 of Article 147 of the Brazilian Corporate Law; and (iii) he fulfills the requirement of unblemished reputation set forth in paragraph 3 of Article 147 of the Brazilian Corporate Law. Accordingly, the director, having fulfilled the legal formalities, was immediately invested in his respective office for which he was elected, whose responsibilities are set forth in the Company’s Bylaws. It is also stated that Mr. Henri Courpron meets the criteria for independence defined in the Level 2 Corporate Governance Listing Regulations of B3 S.A. – Brasil, Bolsa, Balcão, as well as in the NYSE Listed Company Manual, Rule 10A-3 under the Securities Exchange Act of 1934 and Sarbanes-Oxley Act of 2002.

(B) as a result of the exercises of stock options of the Company, within the limits of its authorized capital, approve the increase in the capital stock of the Company, through the issuance of 2,211,617 preferred shares, out of which (i) 848,820 preferred shares are issued at the issue price of R$3.42 per share, as set forth in the First Program of the First Plan; (ii) 561,400 preferred shares are issued at the issue price of R$6.44 per share, as set forth in the Second and Third Programs of the First Plan; (iii) 43,603 preferred shares are issued at the issue price of R$11.85 per share, as set forth in the Third Plan, (iv) 549,532 preferred shares are issued at the issue price of R$15.16 per share, as set forth in the Second Plan; (v) 125,252 preferred shares are issued at the issue price of R$17.27 per share, as set forth in the Second Plan; and (vi) 83,010 preferred shares are issued at the issue price of R$19.37 per share, as set forth in the Second Plan, pursuant to the subscription bulletins filed at the headquarters of the Company. The preferred shares hereby issued shall have the same characteristics and conditions of the preferred shares which are already in existence, including the rights to dividends and equity payments that may be eventually distributed by the Company.

(C) as a result of the foregoing resolution, to amend the capital stock of the Company, which shall raise from R$2,163,377,214.73 to R$2,182,514,201.54, divided into 1,252,930,395 shares, out of which 928,965,058 are common shares and 323,965,337 are preferred shares, all registered and without par value.

The Board of Directors shall submit the proposal of amendments to Articles 5, caput, and 6, caput, of the Bylaws, to reflect the new capital stock and the outstanding authorized capital.

The Board of Executive Officers of the Company is authorized to take all measures and practice all acts required to implement the resolutions hereby approved and the Board of Directors ratifies the relevant acts already practiced by the Board of Executive Officers.

6. Drafting and Reading of the Minutes: With nothing further to discuss, the works were closed and the meeting was adjourned for the time required to draft these minutes. The meeting was resumed and these minutes were read, approved, and signed by all members in attendance. [signatures] Board: David Gary Neeleman – Chairman; and

Joanna Camet Portella – Secretary. Members of the Board of Directors: David Gary Neeleman, Henri Courpron, Sergio Eraldo de Salles Pinto, Michael Paul Lazarus, Carolyn Luther Trabuco, Gelson Pizzirani, Decio Luiz Chieppe, Renan Chieppe, José Mario Caprioli dos Santos, John Ray Gebo, Neng Li and Stewart Gordon Smith.

This is a true copy of the original minutes drawn up in the minutes book.

Barueri, April 16, 2018.

David Gary Neeleman Chairman	Joanna Camet Portella Secretary

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 23, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer